
January 21, 2021

Yongwei Hu
Chairman and Chief Executive Officer
Bon Natural Life Ltd
C601 Gazelle Valley No. 69 Jinye Road
Xi'an Hi-Tech Zone
Xi'an China

   Re: Bon Natural Life Ltd
    Amendment No. 1 to Registration Statement on Form F-1
    Filed January 7, 2021
    File No. 333-251182

Dear Mr. Hu:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 30, 2020 letter.

Registration Statement on Form F-1 filed January 7, 2021

Compensation, page 96

1. Please update your compensation disclosure to reflect compensation paid during the fiscal year ended September 30, 2020. Refer to Item 6.B. of Form 20-F.

General

2. Please update the financial statements included in the filing, in accordance with Item 8 of Form 20-F.

  You may contact Christine Torney at 202-551-3652 or Daniel Gordon at 202-551-3486 if

Yongwei Hu
Bon Natural Life Ltd
January 21, 2021
Page 2

you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joe Laxague, Esq.